Exhibit 21.1

SUBSIDIARIES OF CENTURY THERAPEUTICS, INC.

Subsidiary	State or Country of Incorporation
Century Therapeutics Canada ULC	British Columbia, Canada
Clarent Intermediate Sub, Inc.	Delaware
Clade Therapeutics, Inc.	Delaware
Gadeta B.V.	Netherlands